Exhibit 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2009 through 2013

	9 Months Ended	Year Ended May 31,
	28-Feb-14	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges [1]	4.64	2.86	4.84	4.72	4.67	3.66

[1] Calculated as follows	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

(All numbers in thousands)	9 Months Ended	Year Ended May 31,
	28-Feb-14	2013	2012	2011	2010	2009
Income before income tax	269,985	176,891	328,289	295,053	268,454	180,868
Fixed charges	74,178	95,346	85,579	79,227	73,207	67,927

Total	344,163	272,237	413,868	374,280	341,661	248,794